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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2006

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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Documents Furnished By the Registrant

1.    Press Release of the Registrant dated January 23, 2006

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        GRUPO IUSACELL, S.A. DE C.V.


Date: January 23, 2006                         /s/ Fernando Cabrera
                                               ---------------------------------
                                        Name:  Fernando Cabrera
                                        Title: Attorney in fact

                                               /s/ Jose Luis Riera
                                               ---------------------------------
                                        Name:  Jose Luis Riera
                                        Title: Attorney in fact

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                                                               INVESTOR CONTACTS
[LOGO OF IUSACELL]
                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                                 J.Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5273
                                                         vferrer@iusacell.com.mx

             IUSACELL REACHES AN AGREEMENT TO RESTRUCTURE ITS DEBT.

     o Grupo Iusacell, S.A. de C.V. and its main operating subsidiary Grupo Iusacell Celular, S.A. de C.V. have reached an agreement in principle with the majority of their creditors to restructure their debt.

Mexico City, January 23, 2006 - Grupo Iusacell, S.A. de C.V. [BMV: CEL] ("Iusacell") and its main operating subsidiary Grupo Iusacell Celular, S.A. de C.V. ("Iusacell Celular" and together referred as "Grupo Iusacell" or "The Company"), announced today that after several months of constructive negotiations, they have reached an agreement in principle with the majority of their creditors to restructure it's indebtedness.

GRUPO IUSACELL, S.A. DE C.V.

Iusacell has reached an agreement with creditors representing over 51% (the "Majority Creditors") in principal amount of its US$350 million 14.25% notes due in 2006 (the "Existing Notes"). The agreement in principle involves a potential exchange offer of the Existing Notes.

The new notes (the "New Notes") to be issued in exchange for the Existing Notes will be in the principal amount of US$175 million and will bear interest at an annual rate of 10% with semi-annually interest payments in arrears (with Iusacell having the option to capitalize up to 40% of each interest payment). The maturity date for the New Notes will be December 31, 2013. It is contemplated that the New Notes will be secured by a pledge on Iusacell shares, representing between 28% and 34% of the fully-diluted common stock of the Company. The granting of the pledge will be subject to certain terms and conditions.

The Existing Notes could be exchanged for the New Notes in the terms described above. Iusacell also would be seeking a consent solicitation for the amendment of certain terms and conditions of the Existing Notes and a waiver of certain events under such notes. The Majority Creditors have agreed, subject to certain conditions, including the negotiation of definitive documentation and the achievement of various milestones, to timely tender their debt and consent to the modification of certain terms and conditions of the Notes, pursuant to the contemplated debt exchange offer and consent solicitation and other related transactions. Iusacell is contemplating to launch the exchange offer and consent solicitation on or before March 15, 2006. All Existing Notes tendered in the exchange offer will be cancelled upon the consummation of the transaction, and past due interest on the Existing Notes, which was approximately US$150 million as of December 31, 2005, will be forgiven.

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GRUPO IUSACELL CELULAR, S.A. DE C.V.

Grupo Iusacell Celular, S.A. de C.V. ( "Iusacell Celular") has also reached an agreement in principle with creditors representing the majority of its secured debt (the "Majority Secured Creditors" ) involving a potential exchange offer of the existing secured debt (the "Existing Secured Debt").

The Existing Secured Debt includes US$190 million of existing Tranche A Bank Loan ("Existing Tranche A Loan"), US$76 million of existing Tranche B Bank Loan ("Existing Tranche B Loan") and US$150 million 10% Senior Notes due in 2004 ("Existing Senior Notes"). This agreement is preliminary in nature and subject to documentation.

The agreement contemplates that the US$190 million Existing Tranche A Loan would be exchanged for US$190 million new first lien notes (the "New First Lien Notes"). Main terms of the New First Lien Notes would include a first lien on substantially all of Iusacell Celular's assets, in the terms and conditions of the existing lien, with interest at Libor + 400 basis points, payable quarterly, and final maturity 2010.

Further, under this agreement the US$76 million Existing Tranche B Loan and USD$150 million Existing Senior Notes would be exchanged for approximately $203 million of new second lien notes (the "New Second Lien Notes"). Main terms of the New Second Lien Notes include a second lien on substantially all of the assets of Iusacell Celular, under the terms and conditions of the existing lien, interest at 10% per annum with semi-annually payments (the Company will have the option to capitalize up to 30% of each interest payment), and maturity in 2011. All Existing Senior Notes tendered in the exchange offer will be cancelled upon the consummation of the transaction, and past due interest on the Existing Senior Notes, which was approximately US$44 million as of December 31, 2005, will be forgiven.

The New Notes, the New First Lien Notes and the New Second Lien Notes will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933. The exchange offers may be consummated as voluntary exchanges or through any other legal means available to the Company and Iusacell Celular, under applicable insolvency and business reorganization laws.

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THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED
STATES, MEXICO OR IN ANY OTHER JURISDICTION, AND NONE OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER, IF CONSUMMATED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

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ABOUT IUSACELL

Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

LEGAL DISCLAIMER

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

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